SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date March 3, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

Financial Statements
Oncolytics Biotech Inc.
December 31, 2005 and 2004

STATEMENT OF MANAGEMENT’S RESPONSIBILITY
Management is responsible for the preparation and presentation of the financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.
In management’s opinion, the accompanying financial statements have been properly prepared with reasonable limits of materiality and within the appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the financial statements.
The MD&A has been prepared in accordance with the requirements of securities regulators as applicable to Oncolytics Biotech Inc.
The financial statements and information in the MD&A generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying financial statements and MD&A. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.
Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for financial purposes.
We, as the Chief Executive Officer and Chief Financial Officer will certify to the our annual filings with the CSA and the SEC as required in Canada by Multilateral Instrument 52-109 (certification of Disclosure in Issuers’ Annual Interim Filings) and in the United States by the Sarbanes-Oxley Act.
The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the financial statements are presented fairly. The external auditors have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements and MD&A before they are presented to the Board of Directors for approval.

/s/ Brad Thompson	/s/ Doug Ball

Brad Thompson, PhD	Doug Ball, CA
Chairman, President and CEO	Chief Financial Officer

AUDITORS’ REPORT
To the Shareholders of
Oncolytics Biotech Inc.
We have audited the balance sheets of Oncolytics Biotech Inc. as at December 31, 2005 and 2004 and the statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2005 and for the cumulative period from inception on April 2, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada February 8, 2006	Chartered Accountants

Oncolytics Biotech Inc.
BALANCE SHEETS
As at December 31

	2005	2004
	$	$

ASSETS
Current
Cash and cash equivalents	3,511,357	12,408,516
Short-term investments	36,894,810	21,510,707
Accounts receivable	47,390	47,767
Prepaid expenses	540,368	250,365

	40,993,925	34,217,355

Capital assets [note 4]	189,863	261,688

Intellectual property [note 5]	5,110,538	4,997,598

Investments [notes 7 and 8]	—	12,000

	46,294,326	39,488,641

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,692,481	949,258

Alberta Heritage Foundation loan [note 6]	150,000	150,000

Commitments and contingency [notes 9 and 10]

Shareholders’ equity
Share capital [note 11]
Authorized: unlimited
Issued: 36,236,748 (2004 – 31,915,496)	84,341,212	66,643,325
Warrants [note 11]	4,429,932	3,347,630
Contributed surplus [notes 2,7, 12 and 13]	6,413,243	6,349,139
Deficit	(50,732,542)	(37,950,711)

	44,451,845	38,389,383

	46,294,326	39,488,641

See accompanying notes

On behalf of the Board:	/s/ Brad Thompson	/s/ Doug Ball

	Director	Director

Oncolytics Biotech Inc.
STATEMENTS OF LOSS AND DEFICIT
For the periods ended December 31

				Cumulative
				from inception
				on April 2,
				1998 to
				December 31,
	2005	2004	2003	2005
	$	$	$	$

Revenue
Rights revenue	—	—	—	310,000
Interest income	783,456	699,757	313,305	3,569,196

	783,456	699,757	313,305	3,879,196

Expenses
Research and development [note 10]	9,308,977	7,107,998	2,818,962	32,835,505
Operating	3,084,897	2,803,669	2,449,478	13,090,691
Stock based compensation [note 12]	64,104	2,668,570	996,707	3,762,099
Foreign exchange loss	253,608	358,068	2,881	613,578
Amortization – intellectual property	786,459	686,717	594,353	3,162,791
Amortization – capital assets	69,532	65,039	69,171	355,046

	13,567,577	13,690,061	6,931,552	53,819,710

Loss before the following:	12,784,121	12,990,304	6,618,247	49,940,514

Gain on sale of BCY Life Sciences Inc. [note 8]	(765)	(34,185)	(264,453)	(299,403)

Loss on sale of Transition Therapeutics Inc. [note 8]	—	—	2,156,685	2,156,685

Loss before taxes	12,783,356	12,956,119	8,510,479	51,797,796

Capital tax (recovery)	(1,525)	—	33,552	49,746

Future income tax recovery [note 15]	—	—	—	(1,115,000)

Net loss for the year	12,781,831	12,956,119	8,544,031	50,732,542

Deficit, beginning of year	37,950,711	24,994,592	16,450,561	—

Deficit, end of year	50,732,542	37,950,711	24,994,592	50,732,542

Basic and diluted loss per share [note 14]	(0.39)	(0.45)	(0.35)

See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF CASH FLOWS
For the periods ended December 31

				Cumulative
				from inception
				on April 2,
				1998 to
				December 31,
	2005	2004	2003	2005
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(12,781,831)	(12,956,119)	(8,544,031)	(50,732,542)
Deduct non-cash items
Amortization – intellectual property	786,459	686,717	594,353	3,162,791
Amortization – capital assets	69,532	65,039	69,171	355,046
Stock based compensation [note 12]	64,104	2,668,570	996,707	3,762,099
Loss on sale of Transition Therapeutics Inc.	—	—	2,156,685	2,156,685
Other non-cash items [note 19]	224,508	379,895	(261,572)	(773,148)
Net changes in non-cash working capital [note19]	584,766	(69,065)	(489,051)	1,092,999

Cash used in operating activities	(11,052,462)	(9,224,963)	(5,477,738)	(40,976,070)

INVESTING ACTIVITIES
Intellectual property	(1,033,035)	(958,809)	(1,045,869)	(4,656,670)
Capital assets	(61,309)	(15,230)	(50,729)	(587,511)
Purchase of short-term investments	(22,195,253)	(6,777,179)	(18,111,608)	(47,084,040)
Redemption of short-term investments	6,656,746	3,114,000	—	9,770,746
Investment in BCY LifeSciences Inc.	7,965	133,609	450,151	464,602
Investment in Transition Therapeutics Inc.	—	—	2,552,695	2,532,343

Cash used in investing activities	(16,624,886)	(4,503,609)	(16,205,360)	(39,560,530)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	150,000
Proceeds from exercise of stock options and warrants	3,384,787	8,121,296	700,882	14,967,068
Proceeds from private placements	15,395,402	6,223,763	9,844,700	38,137,385
Proceeds from public offerings	—	9,150,902	5,459,399	30,793,504

Cash provided by financing activities	18,780,189	23,495,961	16,004,981	84,047,957

Increase (decrease) in cash and cash equivalents during the period	(8,897,159)	9,767,389	(5,678,117)	3,511,357

Cash and cash equivalents, beginning of the period	12,408,516	2,641,127	8,319,244	—

Cash and cash equivalents, end of the period	3,511,357	12,408,516	2,641,127	3,511,357

Cash interest received	993,097	459,757	187,843

Cash taxes paid (net)	—	—	1,552

See accompanying notes

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

1.	INCORPORATION AND NATURE OF OPERATIONS
Oncolytics Biotech Inc. (the “Company” or “Oncolytics”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.
The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. The product being developed by the Company may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2.	BASIS OF FINANCIAL STATEMENT PRESENTATION
On April 21, 1999, SYNSORB Biotech Inc. (“SYNSORB”) purchased all of the shares of the Company. In connection with the acquisition, the basis of accounting for the assets and liabilities of Oncolytics was changed to reflect SYNSORB’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB’s purchase cost in the financial statements of the Company). The amount by which SYNSORB’s purchase price exceeded the underlying net book value of the Company’s assets and liabilities at April 21, 1999 was $2,500,000. Such amount has been credited to contributed surplus and charged to intellectual property which will be amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999 SYNSORB’s ownership has been diluted through public offerings of the Company’s common shares, sales of the Company’s shares by SYNSORB and a distribution of SYNSORB’S ownership interest in the Company to its shareholders [note 7]. As a result, SYNSORB no longer has any ownership in the Company.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These policies are, in all material respects, in accordance with United States generally accepted accounting principles except as disclosed in note 20. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.
Use of estimates
Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the Company’s financial statements include the assessment of the net realizable value of long lived assets and the amortization period of intellectual property.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
Cash and cash equivalents
Cash and cash equivalents consists of cash on hand and balances with the Company’s bank including interest bearing deposits earning an average interest rate of 2.9% (2004 – 2.26%).
Short-term investments
Short-term investments consisting primarily of bankers’ acceptances, treasury bills and bonds and are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value and with original maturities less than two years at the time of purchase, and are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income.
Capital assets
Capital assets are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight line over the term of the lease
Intellectual property
Costs relating to acquiring and establishing intellectual property (mainly patents) are recorded at cost, net of recoveries. Amortization of the intellectual property is on a straight-line basis over seventeen years or estimated useful life (currently estimated to be ten years) and begins on the earlier of a patent being granted or its utilization. The Company assesses potential impairment of its intellectual property when any events that might give rise to impairment are known to the Company by measuring the expected net recovery from products based on the use of the intellectual property.
Investments
Investments are accounted for at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.
Foreign exchange
Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the year.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
Research and development
Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.
Loss per common share
Basic loss per share is determined using the weighted average number of common shares outstanding during the period.
The Company uses the treasury stock method to calculate diluted loss per share. Under this method, diluted loss per share is computed in a manner consistent with basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.
Stock option plan
The Company has one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the exercise price of each option equals the market price of the Company’s stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than ten years from the date of grant.
Stock based compensation
Officers, Directors and Employees
Effective January 1, 2003, the Company prospectively adopted the fair value based method of accounting for employee awards granted under its stock option plan (see note 12). The Company calculates the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option’s vesting period on a straight line basis. Previously, the intrinsic value method was used. The following tables provide pro forma net loss and pro forma basic and diluted net loss per share had compensation expense, for awards granted in 2002, been based on the fair value method of accounting for stock based compensation:

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

	2005	2004	2003
	$	$	$

Reported net loss	12,781,831	12,956,119	8,544,031
Compensation expense	983	4,425	46,533

Pro forma net loss	12,782,814	12,960,544	8,590,564

Reported basic and diluted net loss per share	(0.39)	(0.45)	(0.35)

Pro forma basic and diluted net loss per share	(0.39)	(0.45)	(0.35)

As this policy has been applied prospectively, comparative information has not been restated.
Non-employees
Stock based compensation to non-employees is recorded at the fair market value based on the fair value of the consideration received, or the fair value of the equity instruments granted, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.
Future income taxes
The Company follows the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.
Newly Adopted Canadian Accounting Standards
GAAP Hierarchy and General Standards of Financial Statement Presentation
In 2005, the Company adopted the new CICA Handbook Sections 1100, ‘‘Generally Accepted Accounting Principles,’’ and 1400, ‘‘General Standards of Financial Statement Presentation’’. Section 1100 describes what constitutes Canadian GAAP and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles, thereby re-codifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. The application of this standard had no impact on the financial position or results of operations of the Company.
Future Changes in Accounting Policy
Non-monetary Transactions
In 2006, the Company will prospectively adopt the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The Company does not expect this standard to have a significant impact on its financial statements upon adoption.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
Financial Instruments
On January 1, 2007, the Company will prospectively adopt the new Canadian accounting standards for financial instruments and comprehensive income. These new accounting standards will impact our accounting policy for investment securities. The new rules will require the Company to classify these securities as held-to-maturity or available-for-sale. Available-for-sale securities will be measured at fair value with gains and losses recorded in a new section of shareholders’ equity called other comprehensive income. There will be no change in accounting for held-to-maturity securities. The Company does not expect these standards to have a significant impact on its financial statements upon adoption as the Company’s short-term investments will be classified as held-to-maturity securities.
4. CAPITAL ASSETS

	2005
		Accumulated	Net Book
	Cost	Amortization	Value

Medical equipment	30,201	7,178	23,023
Office equipment	27,869	17,627	10,242
Office furniture	91,080	49,840	41,240
Computer equipment	167,111	84,561	82,550
Leasehold improvements	117,333	84,525	32,808

	433,594	243,731	189,863

	2004
		Accumulated	Net Book
	Cost	Amortization	Value

Medical equipment	191,502	82,498	109,004
Office equipment	29,576	16,163	13,413
Office furniture	88,788	43,046	45,742
Computer equipment	126,322	66,205	60,117
Leasehold improvements	96,636	63,224	33,412

	532,824	271,136	261,688

In 2005, the Company donated the medical equipment used in its Canadian glioma clinical trial to the clinical trial site. The amount of the donation was $66,069 and equates to the net book value of the medical equipment donated. This amount has been recorded as a clinical trial cost within research and development expenses.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
5. INTELLECTUAL PROPERTY

	2005
		Accumulated	Net Book
	Cost	Amortization	Value

Intellectual property	8,273,328	3,162,790	5,110,538

	2004
		Accumulated	Net Book
	Cost	Amortization	Value

Intellectual property	7,373,742	2,376,144	4,997,598

6. ALBERTA HERITAGE FOUNDATION LOAN
The Company has received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.
7. RELATED PARTY TRANSACTIONS
On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY Life Sciences Inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company. The Company received 200,000 of these 400,000 common shares on November 27, 2002. These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus.
8. INVESTMENTS
On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123). After this transaction and the transaction described in note 7, the Company held a total of 2,394,445 BCY shares. During 2005, the Company sold 120,000 (2004 – 697,945; 2003 – 1,496,500) of its BCY shares for net cash proceeds of $7,965 (2004 – $133,609; 2003 – $450,151) recording a gain on sale of investment of $765 (2004 – $34,185; 2003 – $264,453). As at December 31, 2005, the Company’s remaining ownership in BCY was 80,000 common shares with a book value $4,800. These common shares will be released from escrow in February 2006; consequently the remaining investment in BCY has been reclassified as a short term investment. The warrants expired out of the money.
On June 14, 2002, the Company acquired 6,890,000 common shares of Transition Therapeutics Inc. (“TTH”), a public company, through the issuance of 1,913,889 common shares of the Company from

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
treasury. The investment was recorded at $4,709,380 (including acquisition costs of $20,352) based on the trading price of the Company’s shares at the time of acquisition. On June 6, 2003, the Company sold all of its 6,890,000 common shares of TTH for net cash proceeds of $2,552,695 recording a loss on sale of investment of $2,156,685.
9. COMMITMENTS
The Company is committed to payments totaling $1,138,000 during 2006 for activities related to its clinical trial program and collaborations.
The Company is committed to monthly rental payments (excluding the Company’s portion of operating costs) of $7,453 under the terms of a lease for office premises, which expires on May 31, 2011.
Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), the Company has agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. The Company agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.
10. CONTINGENCY
During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.
As of December 31, 2005, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.
This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for tax purposes.
In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.
As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by the Company for such products.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
11. SHARE CAPITAL
Authorized:
Unlimited number of common shares

Issued:	Shares		Warrants
		Amount		Amount
	Number	$	Number	$

Balance, December 31, 1998	2,145,300	4	—	—

Issued on exercise of stock options	76,922	77	—	—

	2,222,222	81	—	—

July 29, 1999 share split (a)	6,750,000	81	—	—
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) (b)	1,500,000	855,000	—	—

Issued for cash pursuant to August 24, 1999 private placement	1,399,997	1,049,998	—	—
Issued on initial public offering (net of share issue costs of $317,897) (c)	4,000,000	3,082,103	—	—
Issued for cash pursuant to exercise of share purchase warrants	20,000	15,000	—	—

Balance, December 31, 1999	13,669,997	5,002,182	—	—
Issued on exercise of stock options and warrants	573,910	501,010	—	—

Issued for cash pursuant to July 17, 2000 private placement (d)	244,898	2,998,645	—	—
Issued on public offering (net of share issue costs of $998,900) (e)	3,000,000	13,101,100	—	—

Balance, December 31, 2000	17,488,805	21,602,937	—	—

Issued on exercise of stock options and warrants	1,702,590	2,210,016	—	—

Balance, December 31, 2001	19,191,395	23,812,953	—	—

Issued on exercise of stock options	40,000	34,000	—	—

Issued on acquisition of the interest in Transition Therapeutics Inc. [note 8]	1,913,889	4,689,028	—	—

Issued for cash pursuant to December 11, 2002 private placement (f)	1,000,000	1,896,714	550,000	114,286

Share issue costs	—	(241,123)	—	—

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

Issued:	Shares		Warrants
		Amount		Amount
	Number	$	Number	$

Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286

Issued for cash pursuant to February 10, 2003 private placement (g)	140,000	265,540	77,000	16,000

Issued for cash pursuant to June 19, 2003 private placement (h)	2,120,000	5,912,113	1,272,000	543,287

Issued for cash pursuant to August 21, 2003 private placement (i)	1,363,900	3,801,778	813,533	349,176

Issued for cash pursuant to October 14, 2003 public offering (j)	1,200,000	5,528,972	720,000	617,428

Exercise of options	64,700	149,615	—	—

Exercise of warrants	174,378	593,194	(174,378)	(41,927)

Share issue costs	—	(1,730,195)	—	—

Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250

Issued for cash pursuant to April 7, 2004 private placement(k)	1,077,100	5,924,050	646,260	1,028,631

Issued for cash pursuant to pursuant to November 23, 2004 public offering(l)	1,504,000	8,693,120	864,800	1,521,672

Issued pursuant to cancellation of contingent payment [note 10]	21,459	150,000	—	—

Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)

Expired warrants	—	2,827	(6,700)	(2,827)

Exercise of options	197,500	778,951	—	—

Share issue costs	—	(1,796,758)	—	—

Balance, December 31, 2004	31,915,496	66,643,325	2,855,340	3,347,630

Issued for cash pursuant to December 29, 2005 private placement(m)	3,200,000	14,176,000	1,920,000	2,908,800

Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)

Expired warrants	—	1,496,514	(1,219,288)	(1,496,514)

Exercise of options	350,000	297,500	—	—

Share issue costs	—	(1,689,398)	—	—

Balance, December 31, 2005	36,236,748	84,341,212	2,784,800	4,429,932

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(a)	Pursuant to subsection 167(1)(f) of the Business Corporations Act (Alberta), the Articles of the Company were amended by subdividing the 2,222,222 issued and outstanding common shares of the Company into 6,750,000 common shares.

(b)	Pursuant to a private placement, 1,500,000 common share purchase warrants were issued entitling the holders thereof to acquire one additional share at $0.75 per share until November 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(c)	Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(d)	Pursuant to the private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.

(e)	Pursuant to a special warrant offering, the Company sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100. Each warrant entitled the holder to one common share upon exercise. At December 31, 2001, all of the warrants had been exercised.

(f)	Pursuant to a private placement, 1,000,000 units were issued at an issue price of $2.00 per unit net of issue costs of $241,123. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 500,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until June 11, 2004. In addition, the Company issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $11,000 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(g)	Pursuant to a private placement, 140,000 units were issued at an issue price of $2.00 per unit net of issue costs of $37,369. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until August 10, 2004. In addition, the Company issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(h)	Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3.00 per unit net of issue costs of $637,986. Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until December 19, 2004. In addition, the Company issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $95,400 ($0.45 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(i)	Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
purchase warrant have ascribed values of $2.787 and $0.425 respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, the Company issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(j)	Pursuant to a public offering, 1,200,000 units were issued at an issue price of $5.00 per unit net of issue costs of $687,001. Each unit included one common share (ascribed value of $4.607) and one-half of one common share purchase warrant (ascribed value of $0.393) for a total of 600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.25 per share until April 14, 2005. In addition, the Company issued 120,000 common share purchase warrants with an exercise price of $5.00 that expires on April 14, 2005 to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(k)	Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875. The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50 respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005. Share issue costs related to the private placement were $728,918. In addition, the Company issued 107,710 common share purchase warrants to its advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005. The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(l)	Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600. Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007. Share issue costs related to this public offering were $ 1,063,890. In addition, the Company issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(m)	Pursuant to a private placement, 3,200,000 units were issued at an issue price of $5.15 per unit net of issue costs of $1,689,398. Each unit included one common share (ascribed value of $4.43) and one-half of one common share purchase warrant (ascribed value of $0.72) for a total of 1,600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until December 29, 2008. In addition, the Company issued 320,000 common share purchase warrants with an exercise price of $5.65 expiring on December 29, 2008. The ascribed value of these broker warrants was $604,800 ($1.89 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
The following table summarizes the Company’s outstanding warrants as at December 31, 2005:

						Weighted
						Average
	Outstanding,	Granted	Exercised	Expired		Remaining
Exercise	Beginning of	During the	During	During the	Outstanding,	Contractual
Price	the Year	Year	the Year	Year	End of Year	Life (years)

$4.00	768,972	—	768,972	—	—	—

$5.00	45,558	—	2,280	43,278	—	—

$5.65	—	320,000	—	—	320,000	3.00

$6.15	—	1,600,000	—	—	1,600,000	3.00

$6.25	529,750	—	—	529,750	—	—

$7.00	107,710	—	—	107,710	—	—

$7.06	112,800	—	—	—	112,800	0.40

$7.75	538,550	—	—	538,550	—	—

$8.00	752,000	—	—	—	752,000	1.90

	2,855,340	1,920,000	771,252	1,219,288	2,784,800	2.60

12. STOCK BASED COMPENSATION
Stock Option Plan
The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at December 31:

	2005		2004
		Weighted		Weighted
		Average		Average
	Stock	Share Price	Stock	Share Price
	Options	$	Options	$

Outstanding at beginning of year	3,805,550	4.39	2,800,800	3.81
Granted during year	200,000	3.18	1,202,250	5.63
Cancelled during year	(21,000)	—	—	—
Exercised during year	(350,000)	0.85	(197,500)	3.77

Outstanding at end of year	3,634,550	4.66	3,805,550	4.39

Options exercisable at end of year	3,387,050	4.77	3,717,050	4.41

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
The following table summarizes information about the stock options outstanding and exercisable at December 31, 2005:

		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
Range of Exercise	Number	Contractual	Price	Number	Price
Prices	Outstanding	Life (years)	$	Exercisable	$

$0.75 - $1.00	632,550	3.8	0.85	632,550	0.85
$1.65 - $2.37	281,000	6.9	1.85	246,000	1.87
$2.70 - $3.33	678,750	7.9	3.10	478,750	3.06
$4.00 - $5.00	1,190,750	8.7	4.89	1,178,250	4.89
$6.77 - $9.76	708,500	6.2	8.66	708,500	8.66
$12.15 - $13.50	143,000	4.8	12.63	143,000	12.63

	3,634,550	6.4	4.66	3,387,050	4.77

The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 3,662,461 common shares for issuance relating to outstanding stock options.
As the Company is following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees and consultants was $43,886 (2004 – $2,537,088; 2003 – $812,711) and $20,218 (2004 – $131,482; 2003 – $102,466) respectively with an offsetting credit to contributed surplus.
The estimated fair value of stock options issued during the year was determined using the Black-Scholes model using the following weighted average assumptions and fair value of options:

	2005	2004	2003

Risk-free interest rate	3.27%	2.83%	3.09%
Expected hold period to exercise	3.5 years	2 years	2 years
Volatility in the price of the Company’s shares	64%	71%	69%
Dividend yield	Zero	Zero	Zero
Weighted average fair value of options	$1.51	$2.26	$1.47

In 2002, the Company granted 48,000 share incentive rights to a non-employee which, when exercised by the holder, would require payment in cash or shares, at the sole option of the Company for amounts in excess of $2.31 based on the weighted average trading price for the ten trading days prior to the exercise. The Company accounted for this transaction with a non-employee at fair value determined using the Black-Scholes model. The related compensation expense recorded in 2003 was $81,530, with an offsetting credit to contributed surplus. During 2005, these share incentive rights were surrendered. In accordance with generally accepted accounting principles, no credit to expense was recorded as a result of the surrender.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
13. CONTRIBUTED SURPLUS
The following table summarizes the change in contributed surplus for the period ending December 31:

	2005	2004

Balance, beginning of year	6,349,139	3,699,425

Stock based compensation	64,104	2,683,869

Exercise of stock options	—	(34,155)

Balance end of year	6,413,243	6,349,139

14. LOSS PER COMMON SHARE
Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2005 of 32,804,540 (2004 – 29,028,391; 2003 – 24,242,845). The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted earnings per share, as it would be anti-dilutive.
15. INCOME TAXES
The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

	2005	2004	2003
	$	$	$

Loss before taxes	(12,783,356)	(12,956,119)	(8,510,479)
Statutory Canadian corporate tax rate	33.60%	33.87%	36.75%
Anticipated tax recovery	(4,295,208)	(4,388,238)	(3,127,601)
Non-taxable portion of net capital loss (gain)	(129)	(16,717)	347,698
Employee stock based compensation	21,539	903,845	366,290
Cancellation of contingent payment obligation settled in common shares	—	50,805	—
Change in tax rate	102,309	242,119	272,506
Tax return adjustment	78,995	(43,509)	—
Non-deductible expenses	8,113	8,976	9,739
Change in valuation allowance (a)	4,084,381	3,242,719	2,131,368

Future income tax recovery	—	—	—

(a)	As of December 31, 2005, the Company has non-capital losses for income tax purposes of approximately $34,176,000, which are available for application against future taxable income and expire in 2006 ($663,000) 2007 ($1,033,000), 2008 ($2,898,000), 2009 ($4,483,000), 2010 ($4,483,000), 2014 ($9,075,000) and 2015 ($11,541,000). In addition to the loss carry forward

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
amounts above, the Company has scientific research and development claims and related investment tax credits of approximately $8,170,000 and $1,997,000 respectively as at December 31, 2005 which are available for application against future taxable income. The potential benefits resulting from these tax pools have been recognized in the financial statements only to the extent they are more likely than not of being realized.
The components of the Company’s future income tax asset are as follows:

	2005	2004
	$	$

Non-capital loss carryforwards	11,483,387	8,010,356
Scientific research and development	2,745,133	2,113,447
Investment tax credits	1,997,300	1,721,119
Net capital loss carryforwards	283,822	283,627
Undepreciated capital costs in excess of book value of capital assets and intellectual property	325,377	22,269
Share issue costs	772,133	683,239
Valuation allowance	(17,607,152)	(12,834,057)

Future tax asset	—	—

16. INDEMNIFICATION OF OFFICERS AND DIRECTORS
The Company’s corporate by-laws require that, except to the extent expressly prohibited by law, the Company will indemnify its officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. The Company has purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. The Company believes that it has adequate insurance coverage; however there is no guarantee that all indemnification payments will be covered under the Company’s existing insurance policies.
There is no pending litigation or proceeding involving any officer or director of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.
17. FINANCIAL INSTRUMENTS
Financial instruments of the Company consist of cash and cash equivalents, short term investments, accounts receivable, investments, accounts payable, and the Alberta Heritage Foundation loan. As at December 31, 2005, there are no significant differences between the carrying values of these amounts and their estimated market values.
Credit risk
The Company is exposed to credit risk on its short-term investments in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company mitigates its exposure to credit

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
risk by restricting its portfolio to investment grade securities with short term maturities and by monitoring the credit risk and credit standing of counterparties.
Interest rate risk
The Company has exposure to interest income risk through its short-term investments in fixed-income securities that are sensitive to interest rate fluctuations.
Foreign exchange risk
The Company purchases goods and services denominated primarily in Canadian, U.S. and UK currencies. To manage its foreign exchange risk, the Company, from time to time, acquires short-term investments denominated in these securities.
18. ECONOMIC DEPENDENCE
The Company contracts the production and currently receives its supplies of REOLYSIN® from one toll manufacturer based in the United Kingdom. There are a limited number of potential producers and suppliers of REOLYSIN®. As a result, any significant disruption of the services provided by this toll manufacturer has the potential to delay the progress of the Company’s clinical trial program. Management is aware of and is taking actions to minimize this exposure.
19. ADDITIONAL CASH FLOW DISCLOSURE
Net Change In Non-Cash Working Capital

				Cumulative
				from inception
				on April 2,
				1998 to
				December 31,
	2005	2004	2003	2005
	$	$	$	$

Change in:
Accounts receivable	377	16,457	(15,688)	(47,390)
Prepaid expenses	(290,003)	(93,528)	(79,679)	(540,368)
Accounts payable and accrued liabilities	743,223	64,330	(378,192)	1,692,481

Change in non-cash working capital	453,597	(12,741)	(473,559)	1,104,723
Net change associated with investing activities	131,169	(56,324)	(15,492)	(11,724)

Net change associated with operating activities	584,766	(69,065)	(489,051)	1,092,999

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
Other Non-Cash Items

				Cumulative
				from inception
				on April 2,
				1998 to
				December 31,
	2005	2004	2003	2005
	$	$	$	$

Foreign exchange loss	159,204	264,080	2,881	425,186
Donation of medical equipment [note 4]	66,069	—	—	66,069
Gain on sale of BCY LifeSciences Inc.	(765)	(34,185)	(264,453)	(299,403)
Cancellation of contingent payment obligation settled in common shares [note 10]	—	150,000	—	150,000
Future income tax recovery	—	—	—	(1,115,000)

	224,508	379,895	(261,572)	(773,148)

20. RECONCILIATION OF CANADIAN GAAP TO US GAAP
The financial statements of the Company are prepared in accordance with Canadian GAAP which, in most respects, conforms to US GAAP. Significant differences between Canadian and US GAAP are as follows:

					Cumulative from
					inception on April 2,
		Year Ended December 31			1998 to December
	Notes	2005	2004	2003	31, 2005
		$	$	$	$

Net loss — Canadian GAAP		12,781,831	12,956,119	8,544,031	50,732,542
Amortization of intellectual property	(1)	(361,500)	(361,500)	(361,500)	(2,349,750)
Future income tax recovery	(1)	—	—	—	1,115,000

Net loss — US GAAP		12,420,331	12,594,619	8,182,531	49,497,792

Unrealized loss (gain) on available-for-sale securities	(2)	—	—	(45,715)	2,423,699

Reclassification of unrealized gain (loss) on available-for-sale securities	(2)	—	45,715	(2,469,414)	(2,423,699)

Comprehensive loss – US GAAP		12,420,331	12,640,334	5,667,402	49,497,792

Basic and diluted loss per common share — US GAAP		(0.38)	(0.43)	(0.34)	—

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
Balance sheet items in accordance with US GAAP are as follows:

		December 31, 2005		December 31, 2004
		Canadian	US	Canadian	US
	Notes	GAAP	GAAP	GAAP	GAAP

Intellectual property	(1)	5,110,538	3,845,288	4,997,598	3,370,848
Investments	(2)	—	—	12,000	12,000
Future income taxes	(1)	—	—	—	—
Contributed surplus	(1)	6,413,243	3,913,243	6,349,139	3,849,139
Deficit	(1)	50,732,542	49,497,792	37,950,711	37,077,461
Other comprehensive loss (income)	(2)	—	—	—	—

1.	“Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the Company’s shares comprises intangible assets related to research and development activities. Under US GAAP, this would not be capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for US GAAP purposes, the amortization of the intellectual property, the future income tax recovery, future income tax liability and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2.	Unrealized Gains and Losses on Investments

Under U.S. GAAP, equity securities, having a readily determinable fair value and not classified as trading securities, are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income or loss and reported as a separate component of shareholders’ equity net of related deferred income taxes. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. Under Canadian GAAP, these securities are carried at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred.
Stock Based Employee Compensation
On January 1, 2003, the Company prospectively adopted the fair value based method for its employee options (see note 3). Consequently there were no differences between Canadian GAAP and U.S. GAAP with respect to options granted subsequent to this date.
In 2002, the Company applied the intrinsic value method for employee stock options and the fair value method for non-employee options granted after January 1, 2002. Prior to January 1, 2002, for US GAAP, the Company applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock option plans. As well, the Company provided pro forma disclosure as required by FAS 123 for those options granted prior to January 1, 2002.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
The following additional pro-forma disclosure would be provided under US GAAP with respect to the fair value of employee options granted prior to January 1, 2002. The fair value for these options granted was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions:

2001

Risk free interest rate	5.0%
Dividend yield	0%
Volatility factors of expected market price	87%
Weighted average expected life of the options	2 years

Pro forma disclosures of loss and loss per common share are presented below as if the Company had adopted the cost recognition requirements under FAS 123 from inception.

		2005	2004	2003
		$	$	$

Net Loss	Pro forma – Canadian GAAP	12,782,814	12,960,544	8,590,564

	As reported – US GAAP	12,420,331	12,594,619	8,182,531
	Pro forma – US GAAP	12,421,314	12,599,044	8,236,440

Basic and diluted net	Pro forma – Canadian GAAP
loss per common share	($/share)	(0.39)	(0.45)	(0.35)

	As reported – US GAAP	(0.38)	(0.43)	(0.34)
	Pro forma – US GAAP
	($/share)	(0.38)	(0.43)	(0.34)

Additional Stock Based Payment Disclosure
As at December 31, 2005, the aggregate intrinsic value of the stock options outstanding and the stock options exercisable were $5,595,845 and $5,058,570, respectively. The total intrinsic value of the options exercised in 2005 was $1,223,400 (2004 – 1,253,014; and 2003 – 195,715).
A summary of the Company’s non-vested shares as of December 31, 2005 and changes during the year ended December 31, 2005 is as follows:

	2005
		Weighted
		Average Grant
	Stock	Date Fair Value
	Options	$

Non-vested at beginning of year	88,500	1.06
Granted during year	200,000	1.51
Vested during year	(41,000)	1.45
Forfeited during year	—	—

Non-vested at end of year	247,500	1.36

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
As of December 31, 2005, there was $335,750 of total unrecognized compensation costs related to non-vested stock options granted under the Company’s stock option plan. This cost is expected to be recognized over a weighted average period of 2.12 years. The total fair value of shares vested during the years ended December 31, 2005, 2004 and 2003 was $59,630, $8,250 and $nil, respectively.
The Company issues shares from treasury to satisfy any exercises of stock options.
21. COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the current year’s presentation.

March 2, 2006
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following information should be read in conjunction with our 2005 audited financial statements and notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
FORWARD-LOOKING STATEMENTS
The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN® as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2006 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements.
OVERVIEW
Oncolytics Biotech Inc. is a Development Stage Company
Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
General Risk Factors
Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.
REOLYSIN ® Development Update For 2005
We have been developing our product REOLYSIN® as a possible cancer therapy since our inception in 1998. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and supply, and our intellectual property.
Clinical Trial Program
In the first part of 2005, we reported that we received regulatory clearance to commence three additional clinical trial studies. The first trial approved in 2005 was our first co-therapy study that is investigating REOLYSIN® in combination with radiation therapy in the United Kingdom (“U.K.”). Our second and third trials that received regulatory clearance were two United States (“U.S.”) clinical trial studies. The first of these trials was a Phase I/II recurrent malignant glioma clinical trial. The second was a Phase I systemic delivery clinical trial.
During 2005, we commenced patient enrollment in the U.K. combination radiation therapy and the U.S. systemic delivery clinical trials while continuing to enroll patients in our ongoing U.K. systemic delivery and Canadian glioma clinical trials. In the fourth quarter of 2005, we ended patient treatment in the Canadian glioma study and exited 2005 with three actively enrolling clinical trials.
In the fourth quarter of 2005, we reported interim results from two of our clinical trials. The first report was in conjunction with a poster presentation at the AACR-NCI-EORTC conference in Philadelphia by our principal investigator for our Phase I systemic delivery clinical trial in the U.K. Our principal investigator presented data on 22 patients and reported that REOLYSIN® is well tolerated when administered intravenously with minimal toxicity observed and that reovirus replication in tumours has been identified with evidence of tumor necrosis. The principal investigator also reported that there have been encouraging hints of activity in prostate and colorectal cancer. This trial continues to enroll and we expect that patient enrollment will be completed in 2006. We also reported on the Canadian glioma clinical trial. In this trial a total of 12 patients were enrolled. A maximum tolerated dose was not reached and REOLYSIN® was well tolerated.
Pre-Clinical Trial and Collaborative Program
We perform pre-clinical studies and engage in collaborations to help support our clinical trial programs and expand our intellectual property base. In 2005, we investigated the interaction of the reovirus with the immune system and the use of reovirus as a co-therapy with existing chemotherapies and radiation. In the fourth quarter of 2005, we reported in conjunction with one of our collaborators at the AACR-NCI-EORTC conference in Philadelphia, that reovirus enhances radiation cytotoxicity in vitro and in vivo. The results of this collaboration were also used to support our radiation co-therapy clinical trial application in the U.K.
Manufacturing and Process Development
During 2005, we contracted cGMP (“current good manufacturing practices”) production runs that we believe produced sufficient REOLYSIN® to supply our existing clinical trials in the U.S. and the U.K. We also entered into process development activities that examined ways to improve the process yields.

Intellectual Property
During 2005 four Canadian patents and one European patent were issued. At the end of 2005, we exited with a total of thirteen U.S., four Canadian and two European patents. We also have other patent applications filed in the U.S., Europe and Canada and other jurisdictions.
Financial Impact
We estimated at the beginning of 2005 that our cash usage would be approximately $12,000,000 for 2005. Our actual cash usage for the year was $12,146,806 with $11,052,462 from operating activities and $1,094,344 from the purchases of intellectual property and capital assets. Our net loss for the year was $12,781,831.
Cash Resources
We have used the equity markets to acquire the cash resources required to fund our operations. In 2005, we received cash proceeds in two types of financing transactions. The first was the exercise of existing warrants in the first quarter of 2005 and options for total cash proceeds of $3,384,787. The second occurred in the fourth quarter of 2005 when we issued units comprised of one common share and one half of one common share purchase warrant for net cash proceeds of $15,395,402. We exited 2005 with cash resources totaling $40,406,167 (see “Liquidity and Capital Resources”).
REOLYSIN® Development For 2006
We believe that patient enrollment in our two U.K. clinical trials and our U.S. systemic trial will conclude in 2006 and we believe that we will be able to report additional patient data pertaining to these trials. The timing of when and what we are able to report will be determined in conjunction with the principal investigator and the clinical trial site.
We believe that the results from our existing clinical trials will provide us with support to expand our clinical trial program in 2006. We plan to expand our program to focus on specific cancer indications and drug combinations and move into Phase II clinical trials.
We expect to produce REOLYSIN® in 2006 to supply our expanding clinical trial program. We also plan to continue process yield improvement and scale up studies in 2006 in an effort to continue to improve our manufacturing process.
We estimate, based on our expected activity in 2006 that our monthly cash usage for the year will increase to $1,500,000 per month (see “Liquidity and Capital Resources”).
Recent 2006 Progress
On January 18, 2006, the U.S. NCI issued a solicitation for Letters of Intent with respect to the conduct of two human clinical trials using REOLYSIN®. The first is a Phase II study administering REOLYSIN® systemically in patients with melanoma. The dosage and dosing regimen to be used in the study will be determined based on data derived from our ongoing U.K. and U.S. Phase I systemic administration studies. The second solicitation is for proposals for a Phase I/II study of REOLYSIN® co-administered both systemically and intraperitoneally (“IP”) in patients with ovarian cancer. The purpose of the Phase I portion of the trial is to determine the Maximum Tolerated Dose of REOLYSIN® given by IP administration in combination with a constant systemic dose and dosing regimen.
On January 24, 2006, we announced that an oral presentation of the preliminary results of our Phase I combination REOLYSIN®/radiation clinical trial is scheduled to be made at the American Association of Cancer Researchers annual meeting held April 1 – 5 in Washington D.C. by our principal investigator Dr. Kevin Harrington.

ACCOUNTING POLICIES
Critical Accounting Policies and Estimates
In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation.
The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:
Research and Development
Our research and development costs are expensed as they are incurred. Under Canadian generally accepted accounting principles, development costs should be capitalized if certain criteria are met. Companies with products in clinical trials do not necessarily meet these criteria. Our development costs do not meet the following two criteria: (i) the technical feasibility of the product or process has been established; and (ii) the future market for the product or process is clearly defined. With regard to (i), we have completed three Phase I clinical trials and are presently enrolling in three additional Phase I clinical trial studies for REOLYSIN®. We are also planning to add to our clinical trial program. Until the appropriate clinical studies have been completed, the technical feasibility of this product will not be known. With regard to (ii), the future market for the product will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined a New Drug Application, or equivalent, is made to the appropriate regulatory body. Regulatory approval is required before the product can be marketed. For these reasons, our development costs are expensed and not capitalized.
Capitalization and Amortization of Patent Costs
We treat third party costs incurred (primarily legal and registration costs) in the development of our Patent portfolio as limited-life intangible assets, and we amortize the costs related to these assets over the lesser of 17 years or their estimated useful life. We also review the valuation of our Patent costs for impairment when any events that might give rise to impairment are known to us. If there is an indication of impairment, we would assess the fair value of our Patents and would record a reduction if the fair value were less than the book value.
In capitalizing these costs, we are recognizing the inherent future benefit of our Patents, not only in protection of our own potential products, but also as a possible asset that could give rise to revenues in the future through licensing agreements. While Patent life is different in different jurisdictions it is normally considered to be 20 years from date of application. With an assumption of an average of three years from initial Patent application to Patent issuance, we have set a maximum of 17 years to amortize the costs from the date of issuance. We have then assessed the nature of the market and the continuing efforts to develop and market new and better products, as well as the incurrence of costs associated with Patents that have been issued and, as a result, we have chosen to amortize the costs on a straight-line basis over ten years.
As the product to which the Patents relate is in the development stage, with commercial recognition and revenue potential highly uncertain, should we experience a significant failure in our clinical trial program or other areas of risk, then the value of the Patents could be in serious question, giving rise to a possible write-down or write-off of the asset.

In the event that we are successful in our product development and sales, or other parties enter into licensing agreements with us, then it is also possible that the Patents may have a life and value beyond the ten years assumed for the amortization policy.
In any event, the revision to any of these policies or estimates outlined above would impact losses but not impact cash flows.
Changes in Accounting Policy including Initial Adoption
GAAP Hierarchy and General Standards of Financial Statement Presentation
In 2005, we adopted the new CICA Handbook Sections 1100, ‘‘Generally Accepted Accounting Principles,’’ and 1400, ‘‘General Standards of Financial Statement Presentation’’. Section 1100 describes what constitutes Canadian GAAP and its sources and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles, thereby re-codifying the Canadian GAAP hierarchy. Section 1400 provides general guidance on financial statement presentation and further clarifies what constitutes fair presentation in accordance with GAAP. The application of this standard had no impact on our financial position or results of operations.
Non-monetary Transactions
In 2006, we will prospectively adopt the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. We do not expect this standard to have a significant impact on our financial statements upon adoption.
Financial Instruments
On January 1, 2007, we will prospectively adopt the new Canadian accounting standards for financial instruments and comprehensive income. These new accounting standards will impact our accounting policy for investment securities. The new rules will require us to classify these securities as held-to-maturity or available-for-sale. Available-for-sale securities will be measured at fair value with gains and losses recorded in a new section of shareholders’ equity called other comprehensive income. There will be no change in accounting for held-to-maturity securities. We do not expect these standards to have a significant impact on our financial statements upon adoption as our short-term investments will be classified as held-to-maturity securities.
Fair Presentation
We prepare our financial statements in accordance with GAAP. As a result of complying with GAAP, we believe that the following should be mentioned in an effort to understand and fairly present our financial information:
Stock Based Compensation
As required by the fair value based method for measuring stock based compensation, we use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our options. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time. Black Scholes uses inputs in its calculation of fair value that requires us to make certain estimates and assumptions. For 2005, we used the following weighted average assumptions:

2005

Risk-free interest rate	3.27%
Expected hold period to exercise	3.5 years
Volatility in the price of the our shares	64%
Dividend yield	zero
A change in these estimates and assumptions will impact the value calculated by the Model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflects our trading price volatility. However, an entity can choose between daily, weekly, monthly or quarterly trading prices in the volatility calculation. For example, based upon periods chosen, if we were to use daily trading prices, volatility would increase 34%, resulting in an option value increase of 27% from that calculated from the stated volatility. If we were to use monthly trading prices over the same period, volatility would increase 17%, resulting in an option value increase of 15%. Also, volatility would change based on the period chosen and the frequency of price points chosen.
The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price and volatility of our common shares and have concluded that 3.5 years is an appropriate estimate. However, our options have a 10 year life and given the fluctuations in our stock price the expected hold period could be different. If the hold period was to increase 1 year, there would have been a 13% increase in our stock based compensation expense.
Consequently, in complying with GAAP and selecting what we believe are the most appropriate assumptions under the circumstances, we have increased our reported non-cash employee stock based compensation expense for the year by $64,104. However, given the above discussion this expense could be increased between 13% — 27% and still be in accordance with GAAP.
Warrant Values
In 2005, we continued to raise cash through the issue of units and the exercise of warrants and options. Each issued unit consisted of one common share and one half of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 36 months from the issue date. GAAP requires that when recording the issued units, a value should be ascribed to each component of the units based on the component’s fair value. The fair value of our common shares is established based on trading on stock exchanges in Canada and the U.S. However, as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model was used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit the value of each component is reduced on a relative basis until the total is equal to the unit’s issue price.
For reasons discussed above under “Stock Based Compensation”, the Model can produce a wide range of calculated values for our warrants.
Initial Value of Our Intellectual Property
In 1999, we were acquired by SYNSORB Biotech Inc. (“SYNSORB”) through the purchase of all of our share capital for $2,500,000. In connection with this acquisition, the basis of accounting for the assets and liabilities was changed to reflect SYNSORB’s cost of acquiring theses assets and liabilities. This was achieved through the application of “push down” accounting. At the time, our major asset was our intellectual property, therefore the $2,500,000 was allocated to this asset with the corresponding credit to contributed surplus. This accounting treatment, permitted under GAAP, increased the value of our assets and shareholders’ equity. As of December 31, 2005, the net book value of our original intellectual property was $833,333. Consequently, without the application of push down accounting the value of our intellectual property and shareholders’ equity would be $833,333 lower than presented in the 2005 audited financial statements.
SELECTED ANNUAL INFORMATION

	2005	2004	2003
	$	$	$

Revenues (1)	783,456	699,757	313,305
Net loss (2), (4)	12,781,831	12,956,119	8,544,031
Basic and diluted loss per share (2), (4), (5)	0.39	0.45	0.35
Total assets (3), (5)	46,294,326	39,488,641	26,050,600
Total long term financial liabilities (6)	150,000	150,000	150,000
Cash dividends declared per share(7)	Nil	Nil	Nil

Notes:

(1)	Revenue is comprised of interest income and income from short term investments.

(2)	Included in net loss and net loss per share for 2005 is a net gain (net loss) from sale of investments of $765 (2004 – $34,185; 2003 – ($1,892,232)).

(3)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2005.

(4)	Included in net loss and net loss per share is stock based compensation expense of $64,104 (2004 – $2,668,570; 2003 – $996,707)

(5)	We issued 4,321,252 common shares for cash proceeds of $18,780,189 in 2005 (2004 – 4,685,775 common shares for cash proceeds of $23,495,961; 2003 – 5,062,978 common shares for $16,004,981). In addition, 21,459 common shares were issued in 2004 as partial consideration for the cancellation of a portion of our contingent payments (see note 10 to the audited financial statements for 2005

(6)	The long-term debt recorded in 2005, 2004 and 2003 represents repayable loans from the Alberta Heritage Foundation.

(7)	We have not declared or paid any dividends since incorporation.

RESULTS OF OPERATIONS
Net loss for the year ended December 31, 2005 was $12,781,831 compared to $12,956,119 and $8,544,031, for 2004 and 2003, respectively.
Research and Development Expenses (“R&D”)

	2005	2004	2003
	$	$	$

Manufacturing and related process development expenses	4,714,320	3,868,883	1,328,480
Clinical trial expenses	1,871,942	799,990	130,034
Pre-clinical trial expenses and collaborations	786,488	824,889	322,060
Cancellation of contingent payment obligation	—	400,000	—
Quebec scientific research and experimental development refund	—	(21,436)	(255,905)
Other R&D expenses	1,936,227	1,235,672	1,294,293

Research and development expenses	9,308,977	7,107,998	2,818,962

In 2005, R&D was $9,308,977 compared to $7,107,998 and $2,818,962 in 2004 and 2003, respectively.
Manufacturing & Related Process Development (“M&P”)
M&P expenses include product manufacturing expenses and process development. Production manufacturing expenses include third party direct manufacturing costs, quality control testing, and fill costs. Process development expenses include costs associated with studies that examine components of our manufacturing process looking for improvements and costs associated with the creation and testing of our master and working viral and cell banks.

	2005	2004	2003
	$	$	$

Product manufacturing expenses	4,326,577	2,212,586	924,456
Technology transfer expenses	—	656,346	—
Process development expenses	387,743	999,951	404,024

Manufacturing and related process development expenses	4,714,320	3,868,883	1,328,480

Our M&P expenses in 2005 increased to $4,714,320 compared to $3,868,883 and $1,328,480 in 2004 and 2003, respectively. In 2005, we continued to focus on the production of REOLYSIN® in order to supply our expanding clinical trial program along with other research activity. In the first part of 2005, we entered into a multiple cGMP production run supply contract with Cobra Biomanufacturing Plc (“Cobra”). Later in 2005, we further expanded our cGMP production contracts by adding additional manufacturing runs. As well, we contracted Cobra to supply non-cGMP product to be used in non-human research and collaborative studies. As a result, we believe that the REOLYSIN® produced in 2004 and 2005 should be sufficient to complete our existing clinical trials.
In 2004, we entered into an agreement to commence the manufacturing of REOLYSIN® and consequently incurred expenses associated with the technology transfer of our manufacturing process. This transfer was completed in 2004. In 2003, we were producing REOLYSIN® with our former manufacturer.
We expect that our product manufacturing expenses in 2006 will remain consistent compared to 2005. We are expecting to enter into additional production run contracts to ensure a supply of REOLYSIN® for our existing and future clinical trial and collaborative programs and to supply the NCI clinical studies. However, we may choose to increase our product manufacturing commitments in 2006 if we believe we will need additional REOLYSIN® as our clinical trial program progresses.
Our process development expenses in 2005 were $387,743 compared to $999,951 and $404,024 in 2004 and 2003, respectively. We believe that improvements can be made to increase productivity. In 2005, our process development activities focused on improving process yields. In 2003 and 2004, our process development activity mainly related to establishing our own master and working viral and cell banks.
Our process development expenses in 2006 may increase compared to 2005. We will continue to work on improving process yields. We are also expecting to incur additional process development expenses associated with the scale up of our manufacturing process.
Clinical Trial Program
Clinical trial expenses include those costs associated with our clinical trial program in the U.S., UK and Canada as well as those incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient costs, contract research organization (“CRO”) expenses, clinical trial site costs and other costs associated with our clinical trial program.

	2005	2004	2003
	$	$	$

Direct clinical trial expenses	1,675,003	649,405	64,559
Other clinical trial expenses	196,939	150,585	65,475

Clinical trial expenses	1,871,942	799,990	130,034

In 2005, we incurred costs directly associated with ongoing clinical trials of $1,675,003 compared to $649,405 and $64,559 in 2004 and 2003, respectively. In 2005, our clinical trial program expanded to include our two U.S. studies and an additional study in the U.K. Consequently, we actively enrolled in four clinical trials in 2005 compared to only having two ongoing studies in 2004 and 2003. Also, we concluded our enrollment in the Canadian glioma study and incurred site closure expenses towards the end of 2005. In 2004, we provided a final update with respect to our T2 prostate cancer study and incurred site closure costs.
We expect our clinical trial expenses will continue to increase in 2006 compared to 2005. The increase in these expenses is expected to arise from enrollment in our existing clinical trial program and expansion into further clinical trials.
Pre-Clinical Trial Expenses and Research Collaborations
Pre-clinical trial expenses include toxicology studies and are incurred by us in support of expanding our clinical trial program into other indications, drug combinations and jurisdictions. Research collaborations are intended to expand our intellectual property related to reovirus and other viruses and identify potential licensing opportunities arising from our technology base.

	2005	2004	2003
	$	$	$

Research collaboration expenses	652,393	262,910	120,026
Pre-clinical trial expenses	134,095	561,979	202,034

Pre-clinical trial expenses and research collaborations	786,488	824,889	322,060

In 2005, our research collaboration expenses were $652,393 compared to $262,910 and $120,026 in 2004 and 2003 respectively. In 2005, we expanded our collaborative activities to include studies investigating the interaction of the reovirus with the immune system and the use of the reovirus as a co-therapy with existing chemotherapies and radiation. In the fourth quarter of 2005, we reported the results of our collaboration with The Institute of Cancer Research that examined the combination of REOLYSIN® and radiation therapy which showed that the combination of REOLYSIN® and radiation therapy results in enhanced cytotoxicity in a range of tumour cell lines in vitro and in vivo.
In 2004, our collaborative activities included studies that used reovirus as a co-therapy in combination with existing chemotherapies and radiation. Data from our collaboration examining the use of REOLYSIN®

with approved chemotherapeutics in animal models was presented in 2004. In 2003, we entered into a collaboration to develop modified adenoviruses that are selective for Ras mediated cancers.
In 2005, we incurred pre-clinical trial expenses of $134,095 compared to $561,979 and $202,034 in 2004 and 2003 respectively. The decrease in pre-clinical trial expenses in 2005 compared to 2004 related to toxicology and equivalency studies that were performed in 2004 but not in 2005. As we move through our clinical trial program the number of pre-clinical studies required will change from year to year.
In 2006 we expect that pre-clinical trial expenses and research collaborations will remain consistent compared to 2005 and 2004. We expect to continue expanding our collaborations in order to provide support for our expanding clinical trial program. However, in our efforts to enter into additional combination therapy clinical trials we may be required to perform additional pre-clinical trial studies which could increase these costs compared to 2005 and 2004.
Other Research and Development Expenses
Other R&D expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	2005	2004	2003
	$	$	$

R&D consulting fees	675,530	290,135	187,513
R&D salaries and benefits	1,018,144	722,136	815,869
Other R&D expenses	242,553	223,401	290,911

Other research and development expenses	1,936,227	1,235,672	1,294,293

In 2005, our R&D consulting fees were $675,530 compared to $290,135 and $187,513 in 2004 and 2003, respectively. For the past three years, we have mainly incurred consulting activity associated with our clinical trial applications, assistance with our existing and future clinical trial program and our scientific advisory board. In 2005, we also incurred consulting expenses for executive search activities associated with the hiring of our Chief Medical Officer which was not incurred in 2004 or 2003.
Our R&D salaries and benefits were $1,018,144 in 2005 compared to $722,136 and $815,869 in 2004 and 2003, respectively. In 2005, along with increases in salary levels, we hired our Chief Medical Officer in the third quarter of 2005.
In 2006, we expect that our Other R&D expenses will remain consistent with 2005. We expect that salaries and benefits will increase as 2006 should include a complete year of salary and benefit costs for our Chief Medical Officer. Our R&D consulting fees should decline as we do not expect to incur executive search costs in 2006. However, we may choose to engage additional consultants to assist us in the development of protocols and regulatory filings for our additional combination therapy and phase II clinical trial studies possibly causing our R&D consulting expenses to increase.
Cancellation of Contingent Payment Obligation
On September 23, 2004, we reached an agreement that cancelled a portion of our future contingent obligation to one of our non-management founding shareholders for consideration of $400,000. The consideration paid included cash of $250,000 and non-cash consideration of 21,459 common shares valued at $150,000 and was recorded as additional research and development expense. The value of the common shares was based on the September 23, 2004 closing price of $6.99. As a result, our future contingent payment obligations were reduced to 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of payments received associated with a partnership or other arrangement for development. Similarly, if we develop the reovirus treatment to the point where it may be marketed at a commercial level, the payment referred to in the foregoing sentence has been amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by us for such products.

Operating Expenses

	2005	2004	2003
	$	$	$

Public company related expenses	2,156,614	1,910,611	1,633,849
Office expenses	928,283	893,058	815,629

Operating expenses	3,084,897	2,803,669	2,449,478

In 2005, we incurred operating expenses of $3,084,897 compare to $2,803,669 and $2,449,478 in 2004 and 2003 respectively. The reason for the change is as follows:
Public company related expenses include costs associated with investor relations activities, legal and accounting fees, corporate insurance, and transfer agent and other fees relating to our U.S. and Canadian stock listings. We incurred public company related expenses of $2,156,614 in 2005 compared to $1,910,611 and $1,633,849 in 2004 and 2003, respectively. In 2005, after receiving approval to commence our two U.S. clinical trials we initiated an expanded public relations and investor relations program in the U.S. The increase in 2004 related to the rising cost of directors’ and officers’ liability insurance which increased due to general market conditions for companies with a U.S. stock listing.
Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2005, we incurred office expenses of $928,283 compared to $893,058 and $815,629 in 2004 and 2003, respectively. Our office expense activity has remained consistent over the last three years with increases mainly due to increased compensation and staff levels.
Stock Based Compensation

	2005	2004	2003
	$	$	$

Stock based compensation	64,104	2,668,570	996,707

Non-cash stock based compensation recorded for 2005 was $64,104 compared to $2,668,570 and $996,707 in 2004 and 2003, respectively. This expense is associated with the granting of stock options to our employees, directors, and certain consultants and in 2005 there was a reduction in the number of stock options granted compared to 2004 and 2003.
Foreign Exchange Loss (Gain)

	2005	2004	2003
	$	$	$

Foreign exchange loss (gain)	253,608	358,068	2,881

We acquire investments in foreign currency to pay for anticipated expenses that are to be incurred in the U.S. and the U.K. As a result of continued strengthening in the Canadian dollar relative to the U.S. dollar and British pound, we recorded a foreign exchange loss of $253,608 in 2005 compared to $358,068 and $2,881 in 2004 and 2003, respectively.

Sale of Investments

	2005	2004	2003
	$	$	$

Gain on partial sale of investment in BCY LifeSciences Inc.	(765)	(34,185)	(264,453)
Loss on sale of investment in Transition Therapeutics Inc.	—	—	2,156,685

Net (gain) loss from sale of investments	(765)	(34,185)	1,892,232

BCY LifeSciences Inc. (“BCY”)
In 2005, we sold 120,000 (2004 – 697,945; 2003 – 1,496,500) common shares of BCY for net cash proceeds of $7,965 (2004 – $133,609; 2003 – $450,151). This resulted in an accounting gain of $765 (2004 – $34,185; 2003 – $264,453). Our total cash invested with respect to our BCY investment was $127,123.
Transition Therapeutics Inc. (“TTH”)
In 2003, we sold 6,890,000 common shares of TTH for net cash proceeds of $2,552,695 which had been acquired through the issuance of 1,913,889 of our common shares. As a result of the sale, an accounting loss of $2,156,685 was recorded. Our cash expenses with respect to our investment in TTH were limited to acquisition legal costs of $20,352.
Commitments
As at December 31, 2005, we are committed to payments totaling $1,138,000 during 2006 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.
Subsequent to 2005, we entered into research and development agreements and under these contracts we have committed to payments totaling $1,451,000.
SUMMARY OF QUARTERLY RESULTS
The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2005				2004
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue(1)	160	211	168	245	205	194	183	117
Net loss(2), (5)	3,941	3,510	2,955	2,377	3,992	3,096	3,192	2,676
Basic and diluted loss per common share(2), (5)	$0.12	$0.11	$0.09	$0.07	$0.14	$0.11	$0.11	$0.10
Total assets(3), (6)	46,294	34,538	38,081	40,519	39,489	29,471	31,221	25,435
Total cash(4), (6)	40,406	28,206	31,975	34,713	33,919	23,806	25,522	20,298
Total long-term debt(7)	150	150	150	150	150	150	150	150
Cash dividends declared(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Revenue is comprised of interest income and income from short term investments.

(2)	Included in net loss and net loss per share between December 2005 and January 2004 is a quarterly gain (loss) on sale of investment of $nil, $nil, $nil, $765, $nil, ($12,817), ($646), and $47,648, respectively.

(3)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2005.

(4)	Included in total cash are cash and cash equivalents plus short-term investments.

(5)	Included in net loss and loss per common share between December 2005 and January 2004 are quarterly stock based compensation expenses of $38,152, $4,173, $8,404, $13,375, $1,870,596, $48,878, $734,670, and $5,426, respectively.

(6)	We issued 4,321,252 common shares for cash proceeds of $18,789,596 during 2005 (2004 – 4,685,775 common shares for $23,495,961). In addition, 21,459 common shares were issued in September 2004 as partial consideration for the cancellation of a portion of our contingent payments (see note 10 to the audited financial statements for 2005).

(7)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation.

(8)	We have not declared or paid any dividends since incorporation.
FOURTH QUARTER
Statement of loss for the three month period ended December 31, 2005 and 2004

	2005	2004
	$	$
	(unaudited)	(unaudited)

Interest income	159,841	204,941

Research and development expenses	2,809,943	1,425,286
Operating expenses	973,470	690,628
Stock based compensation	38,152	1,879,596
Foreign exchange loss (gain)	55,127	4,104
Amortization	223,708	197,280

	4,100,400	4,196,894

Loss before the following:	3,940,559	3,991,953
Gain on sale of investment in BCY	—	—

Loss before taxes	3,940,559	3,991,953
Capital tax	—	—

Net loss	3,940,559	3,991,953

REVIEW OF OPERATIONS
For the three month period ended December 31, 2005, our net loss was $3,940,559 compared to $3,991,953 for the three month period ended December 31, 2004. The reasons for the increase are as follows:
Research and Development Expenses (“R&D”)

	2005	2004
	$	$
	(unaudited)	(unaudited)

Manufacturing and related process development expenses (“M&P”)	1,129,891	507,869
Clinical trial expenses	717,265	366,852
Pre-clinical trial expenses and research collaborations	262,015	89,425
Other R&D expenses	700,772	461,140

Research and development expenses	2,809,943	1,425,286

Our R&D expenses increased to $2,809,943 in the fourth quarter of 2005 compared to $1,425,286 in the fourth quarter of 2004.

Manufacturing & Related Process Development (“M&P”)

	2005	2004
	$	$
	(unaudited)	(unaudited)

Product manufacturing expenses	951,667	324,671
Technology transfer expenses	—	120,546
Process development expenses	178,224	62,652

Manufacturing and related process development expenses	1,129,891	507,869

Our M&P expenses increased to $1,129,891 in the fourth quarter of 2005 compared to $507,869 in the fourth quarter of 2004. In the fourth quarter of 2005, we continued to focus on the production of REOLYSIN® by commencing additional production runs with Cobra. In the fourth quarter of 2004, we had finished the technology transfer to Cobra and had begun producing REOLYSIN®.
Our process development costs were $178,224 in the fourth quarter of 2005 compared to $62,652 in the fourth quarter of 2004. In the fourth quarter of 2005, our process development activities related to the improvement of process yields. In the fourth quarter of 2004, process development activities related to the technology transfer to Cobra.
Clinical Trial Program

	2005	2004
	$	$
	(unaudited)	(unaudited)

Direct clinical trial expenses	657,405	227,221
Other clinical trial expenses	59,860	139,631

Clinical trial expenses	717,265	366,852

Our clinical trial expenses for the fourth quarter of 2005 were $717,265 compared to $366,852 for the fourth quarter of 2004. In the fourth quarter of 2005, we were actively enrolling patients in three clinical trials in the U.S. and the U.K. and incurred clinical trial site closure costs associated with the Canadian malignant glioma trial. In the fourth quarter of 2004, we were actively enrolling in the U.K. systemic and the Canadian malignant glioma clinical trials.
Pre-Clinical Trial Expenses and Research Collaborations

	2005	2004
	$	$
	(unaudited)	(unaudited)

Research collaboration expenses	224,673	89,425
Pre-clinical trial expenses	37,342	—

Pre-clinical trial expenses and research collaborations	262,015	89,425

Our pre-clinical trial expenses and research collaborations were $262,015 in the fourth quarter of 2005 compared to $89,425 in the fourth quarter of 2004. In the fourth quarter of 2005, our research collaborations continued to expand to include the interaction of the immune system and reovirus and the use of reovirus as a co-therapy with existing chemotherapies. In the fourth quarter of 2004, our research collaboration activity mainly related to the use of reovirus as a co-therapy with existing chemotherapies and the development of modified adenoviruses that are selective for Ras mediated cancers.

Other Research and Development Expenses

	2005	2004
	$	$
	(unaudited)	(unaudited)

R&D consulting fees	124,936	108,697
R&D salaries and benefits	455,771	274,640
Other R&D expenses	120,065	77,803

Other research and development expenses	700,772	461,140

Our other research and development expenses were $700,772 for the fourth quarter of 2005 compared to $461,140 for the fourth quarter of 2004. The increase mainly related to the hiring of our Chief Medical Officer at the end of the third quarter of 2005.
Operating Expenses

	2005	2004
	$	$
	(unaudited)	(unaudited)

Public company related expenses	672,010	438,349
Office expenses	301,460	252,279

Operating expenses	973,470	690,628

Our operating expenses for the fourth quarter of 2005 were $973,470 compared to $690,628 for the fourth quarter of 2004. This increase corresponds to an increase in investor relations activity in the fourth quarter of 2005 compared to the fourth quarter of 2004.
Stock Based Compensation

	2005	2004
	$	$
	(unaudited)	(unaudited)

Stock based compensation	38,152	1,879,596

Our non-cash stock based compensation recorded for the fourth quarter of 2005 was $38,152 compared to $1,879,596 for the fourth quarter of 2004. The stock based compensation expense in the fourth quarter of 2005 related to the vesting of previously granted options. In the fourth quarter of 2004, stock based compensation expense related to the granting of options to officers, directors and employees.
FINANCING ACTIVITIES
On December 29, 2005, we issued 3,200,000 units for gross cash proceeds of $16,480,000. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire on common share in our capital upon payment of $6.15 per share until December 29, 2008. In addition, we issued 320,000 common share purchase warrants with an exercise price of $5.65 to the agent of this transaction. The broker warrants expire on December 29, 2008.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As at December 31, 2005, we had cash and cash equivalents (including short-term investments) and working capital positions of $40,406,167 and $39,301,444, respectively, compared to $33,919,223 and $33,268,097, respectively, for 2004. The increase in 2005 reflects the cash inflow of $18,780,189 from one private placement and proceeds from the exercise of warrants and options. Cash usage from operating activities and the purchase of intellectual property and capital assets in 2005 was $12,146,806 which was in line with our estimate of $12,000,000 for 2005.
We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. In 2006, we are expecting to expand our clinical trial program to include additional co-therapy clinical trials and Phase II clinical trials. We are also expecting to continue with our collaborative studies pursuing support for our future clinical trial program. Therefore, we will also need to ensure that we have enough REOLYSIN® to supply our potentially expanding clinical trial and collaborative programs. We presently estimate the cash usage for 2006 to increase to $1,500,000 per month and we believe our existing capital resources are adequate to fund our current plans for research and development activities into 2008. Factors that will affect our anticipated monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply our clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, and the level of pre-clinical activity undertaken.
In the event that we choose to seek additional capital, we will look to fund additional capital requirements primarily through the issue of additional equity. We recognize the challenges and uncertainty inherent in the capital markets and the potential difficulties we might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that we will have the ability to raise funds when required.
Capital Expenditures
We spent $1,033,035 on intellectual property in 2005 compared to $958,809 in 2004. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. As well, we have benefited from a stronger Canadian dollar as our patent costs are typically incurred in U.S. currency. In 2005, four Canadian and one European patents were issued bringing our total patents issued to thirteen in the U.S., four in Canada and two in Europe.
Contractual Obligations
We have the following contractual obligations as at December 31, 2005:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 -3 years	4 – 5 years	After 5 years
	$	$	$	$	$

Long term debt (1)	150,000	—	—	—	150,000
Capital lease obligations	Nil	—	—	—	—
Operating leases (2)	484,445	89,436	178,872	178,872	37,265
Purchase obligations	1,138,000	1,138,000	—	—	—
Other long term obligations	Nil	—	—	—	—

Total contractual obligations	1,772,445	1,227,436	178,872	178,872	187,265

Note:

(1)	Our long term debt is a $150,000 loan from the Alberta Heritage Foundation. Repayments are required upon the realization of sales (see note 9 of the Company’s audited 2005 financial statements).

(2)	Our operating leases are comprised of our office lease and exclude our portion of operating costs.
We will fund our capital expenditure requirements and commitments with existing working capital.
Investing Activities
Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. We have $36,894,810 invested under this policy and we are currently earning interest at an effective rate of 2.9%.
OFF-BALANCE SHEET ARRANGEMENTS
As at December 31, 2005, we have not entered into any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
In 2005 and 2004, we did not enter into any related party transactions.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
We do not use financial derivatives or “other financial instruments”.
RISKS FACTORS AFFECTING FUTURE PERFORMANCE
All of our potential products, including REOLYSIN®, are in the research and development stage and will require further development and testing before they can be marketed commercially.
Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive clinical testing, before we will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.
To achieve profitable operations Oncolytics Biotech Inc., alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that REOLYSIN® is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.

There are inherent risks in pharmaceutical research and development.
Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:
•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.
Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.
Pharmaceutical products are subject to intense regulatory approval processes.
The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.
The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.
In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in our customers’ drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.
The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.
The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.
Our operations and products may be subject to other government manufacturing and testing regulations.
Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.
The products anticipated to be manufactured by us will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.
The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.
We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.
In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.
Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.
The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.
Our technologies may become obsolete.
The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.
We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.
We have no operating revenues and a history of losses.
To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2005, we had an accumulated deficit of $50.7 million and we incurred net losses of $12.8 million, $13.0 million, and $8.5 million for the years ended December 31, 2005, 2004, and 2003, respectively. We anticipate that we will continue to incur significant losses during 2006 and in the foreseeable future. We will not reach profitability until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.
As of December 31, 2005, we had cash and cash equivalents (including short-term investments) of $40.4 million and working capital of approximately $39.3 million. We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.
We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance is becoming increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage may limit our ability to attract and maintain directors and officers as required to conduct our business.
We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.
We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar and the Great British pound (“GBP”). Over the past year the Canadian dollar has appreciated relative to the U.S. dollar and the GBP thereby decreasing the Canadian dollar equivalent. However, if this trend reverses, our Canadian dollar equivalent costs will increase.
Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.
We earn interest income on our excess cash reserves and are exposed to changes in interest rates.
We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income we earn will be directly impacted.
OTHER MD&A REQUIREMENTS
We have 36,236,748 common shares outstanding at March 2, 2006. If all of our warrants and options were exercised we would have 42,656,098 common shares outstanding.
Our 2005 Annual Information Form is available on www.sedar.com.
Disclosure Controls and Procedures
As of the year ending December 31, 2005, we carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of the end of the period covered by the annual filings based on this evaluation.

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW, Calgary, AB T2N 1X7
Phone: (403) 670.7377   Fax: (403) 283.0858
www.oncolyticsbiotech.com